07022136

SurfControl®

March 9, 2007

U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 21 2007
WASH., D.C.
199

Re: **SurfControl plc**
**Information Furnished Pursuant to Rule 12g3-2(b)**
**under the Securities Exchange Act of 1934**
**SEC File No. 082-34985**

Ladies and Gentlemen:

On behalf of SurfControl plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the following regulatory announcements:

- REG-Dorchester Asset Management LLP Rule 8.3 – SurfControl Plc, dated March 5, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl Plc, dated March 5, 2007
- REG-Titanium Cap Partner Rule 8.3 – SurfControl, dated March 5, 2007
- REG-BlackRock Group 8.3 – SurfControl Plc, dated March 6, 2007
- REG-RAB Capital plc Rule 8.3 – (SurfControl plc), dated March 6, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl Plc, dated March 7, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl Plc, dated March 8, 2007
- REG-BlackRock Group Rule 8.3 – SurfControl Plc, dated March 9, 2007

SUPPL

Feel free to call me with any questions at (831) 440-2625.

Kindly acknowledge receipt of this letter and filing by stamping the enclosed copy of this letter and returning it to us in the enclosed pre-paid envelope.

Sincerely,

PROCESSED
APR 11 2007
THOMSON
FINANCIAL

Steve Jonker
Sr. Corporate Counsel
SurfControl, Inc.

Enclosures

4/5

# Financial Announcements

**REG-Dorchester Asset Management LLP Rule 8.3 - Surfcontrol Plc**

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Dorchester Asset Management LLP |
| Company dealt in | Surfcontrol Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary Shares |
| Date of dealing | 02 March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 347,483 (1.21%) | |
| (3) Options and agreements to purchase/sell | | |
| Total | 347,483 (1.21%) | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Long | 4,829 | 471.71p |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. Call option | Writing, selling, Purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

| | |
|---|---|
| Is a Supplemental Form 8 attached? (Note 9) | NO |
| Date of disclosure | 05 March 2007 |
| Contact name | Paul Lodge |
| Telephone number | +44 207 518 9002 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

# Financial Announcements

## REG-BlackRock Group Rule 8.3- Surfcontrol Plc

RNS Number:3250S
BlackRock Group
05 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Surfcontrol |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 10p Ordinary shares |
| Date of dealing | 2nd March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 2,422,349 | 8.42% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 2,422,349 | 8.42% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 5,000 | GBP 4.7086825 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..............................................................

..................................................................

Is a Supplemental Form 8 attached? (Note 9)
NO

| | |
|---|---|
| Date of disclosure | 5th March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS

The company news service from the London Stock Exchange

END

RETJAMTTMMJMBBR

# Financial Announcements

## REG-Titanium Cap Partner Rule 8.3- Surfcontrol

RNS Number:3059S
Titanium Capital Partners LLP
05 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | Titanium Capital Partners LLP |
| Company dealt in | Surfcontrol PLC |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | GBp 10 Ordinary |
| Date of dealing | 2 Mar 07 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 379,491 (1.32%) | |
| (3) Options and agreements to purchase/sell | | |
| Total | 379,491 (1.32%) | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number (%) | Short Number (%) |
|---|---|---|
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| CFD | Short | 10,509 | 474.36p |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 02 March 2007 |
| Contact name | Carl Sarsfield |
| Telephone number | 020 7808 3915 |

If a connected EFM, name of offeree/offeror with which connected

If a connected EFM, state nature of connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END
RETUVURRBBRORAR

File No.: 82-34985

# Financial Announcements

## REG-BlackRock Group Rule 8.3- Surfcontrol Plc

RNS Number:4099S
BlackRock Group
06 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Surfcontrol |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 10p Ordinary shares |
| Date of dealing | 5th March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 2,416,349 | 8.40% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 2,416,349 | 8.40% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 6,000 | GBP 4.66063875 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None............................................................................
................................................................................

Is a Supplemental Form 8 attached? (Note 9)
NO

| | |
|---|---|
| Date of disclosure | 6th March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END
RETJFMTTMMMMBPR

# Financial Announcements

**REG-RAB Capital plc Rule 8.3- (SurfControl plc)**

RNS Number:4439S
RAB Capital plc
06 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | RAB Capital plc |
| Company dealt in | SurfControl Plc |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | Ordinary shares |
| Date of dealing | 5 March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | 698,786 (2.43%) | |
| (3) Options and agreements to purchase/sell | | |
| Total | 698,786 (2.43%) | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long | Short |
|---|---|---|
| | Number (%) | Number (%) |
| (1) Relevant securities | | |
| (2) Derivatives (other than options) | | |
| (3) Options and agreements to purchase/sell | | |
| Total | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|
| | |

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| | | |

(b) Derivatives transactions (other than options)

| Product name, | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|
| e.g. CFD | | | |
| CFD | Long | 637 | GBP 465.1395 |

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise | Type, e.g. American, European etc. | Expiry | Option money |
|---|---|---|---|---|---|---|
| e.g. call option | | | price | | date | paid/received per unit (Note 5) |
| | | | | | | |

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|
| | | |

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|
| | | |

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

| |
|---|
| Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated. |
| None |

Is a Supplemental Form 8 attached? (Note 9) NO

| | |
|---|---|
| Date of disclosure | 6 March 2007 |
| Contact name | Sophie Devignon |
| Telephone number | 020 7389 7035 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END
RETOKAKBABKDFNK

# Financial Announcements

## REG-BlackRock Group Rule 8.3- Surfcontrol Plc

RNS Number:5068S
BlackRock Group
07 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Surfcontrol |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 10p Ordinary shares |
| Date of dealing | 6th March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 2,416,336 | 8.40% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 2,416,336 | 8.40% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 13 | GBP 4.655 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name,. e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.....................................................................
.........................................................................

Is a Supplemental Form 8 attached? (Note 9)
NO

| | |
|---|---|
| Date of disclosure | 7th March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END
RETJRMTTMMAMBFR

# Financial Announcements

## REG-BlackRock Group Rule 8.3- Surfcontrol Plc

RNS Number:5767S
BlackRock Group
08 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Surfcontrol |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 10p Ordinary shares |
| Date of dealing | 7th March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 2,410,536 | 8.38% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 2,410,536 | 8.38% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

| Class of relevant security: | Details |
|---|---|

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 5,800 | GBP 4.63 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name, e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None.................................................................................

.....................................................................................

Is a Supplemental Form 8 attached? (Note 9)
NO

| | |
|---|---|
| Date of disclosure | 8th March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



END

RETJPMMTMMIMBTR

# Financial Announcements

## REG-BlackRock Group Rule 8.3- Surfcontrol plc

RNS Number:6817S
BlackRock Group
09 March 2007

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

| | |
|---|---|
| Name of person dealing (Note 1) | BlackRock Group |
| Company dealt in | Surfcontrol |
| Class of relevant security to which the dealings being disclosed relate (Note 2) | 10p Ordinary shares |
| Date of dealing | 8th March 2007 |

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

| | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | 2,406,536 | 8.37% | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | 2,406,536 | 8.37% | | |

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

| Class of relevant security: | Long Number | (%) | Short Number | (%) |
|---|---|---|---|---|
| (1) Relevant securities | | | | |
| (2) Derivatives (other than options) | | | | |
| (3) Options and agreements to purchase/sell | | | | |
| Total | | | | |

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

| Purchase/sale | Number of securities | Price per unit (Note 5) |
|---|---|---|
| Sale | 4,000 | GBP 4.618017 |

(b) Derivatives transactions (other than options)

| Product name, e.g. CFD | Long/short (Note 6) | Number of securities (Note 7) | Price per unit (Note 5) |
|---|---|---|---|

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

| Product name ,e.g. call option | Writing, selling, purchasing, varying etc. | Number of securities to which the option relates (Note 7) | Exercise price | Type, e.g. American, European etc. | Expiry date | Option money paid/received per unit (Note 5) |
|---|---|---|---|---|---|---|

(ii) Exercising

| Product name, e.g. call option | Number of securities | Exercise price per unit (Note 5) |
|---|---|---|

(d) Other dealings (including new securities) (Note 4)

| Nature of transaction (Note 8) | Details | Price per unit (if applicable) (Note 5) |
|---|---|---|

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..........................................................................

..............................................................................

Is a Supplemental Form 8 attached? (Note 9)
NO

| | |
|---|---|
| Date of disclosure | 9th March 2007 |
| Contact name | Thomas Hone |
| Telephone number | 020 7743 2098 |
| If a connected EFM, name of offeree/offeror with which connected | N/A |
| If a connected EFM, state nature of connection (Note 10) | N/A |

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk



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